

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2015

Via E-mail
Jeffrey Raymond
President and Chief Executive Officer
Jensyn Acquisition Corp.
800 West Main Street, Suite 204
Freehold, NJ 07728

> **Re: Jensyn Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted March 13, 2015**
> **CIK No. 0001634447**

Dear Mr. Raymond:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. We encourage you to file all exhibits with your next amendment. Please understand that we will need adequate time to review these materials before effectiveness of the registration statement, and may have additional comments following our review of these materials.

<u>Prospectus Cover Page</u>

3.   You disclose that each unit consists, among other things, of one right to receive one-tenth (1/10) of a share of common stock "automatically on the consummation of an initial business combination…" In the event that the company is not the surviving entity following an initial business combination, please explain to us how the offering would comply with Section 5 of the Securities Act of 1933 to the extent that another issuer's securities are being issued automatically upon consummation of an initial business combination.

4.   Please revise your disclosure in the fourth paragraph to identify the time period when the securities comprising the units will start to trade separately.

<u>Prospectus Summary</u>

<u>General</u>

5.   Please add balancing language at the top of page 2 to clarify that your management's extensive experience, contacts and relationships are not a guarantee of a successful initial business combination, in light also of the fact that management does not appear to have any prior experience with SPAC structures.

6.   Please expand your disclosure at the top of page 3 to clarify that you will also be required to obtain a fairness opinion if the target business is an entity that is affiliated with any of your officers, directors or insiders.

7.   We note your disclosure in the second half of page 3 that as an emerging growth company, you intend to take advantage of the benefits of the extended transition period with regard to the adoption of certain accounting standards. Please tell us and to the extent necessary, revise your disclosure to indicate when you will make a final determination.

8.   We note your disclosure in the penultimate paragraph on page 5 regarding the underwriter's purchase option, pursuant to which Chardan Capital Markets, LLC has an option to purchase up to 500,000 units exercisable at $12.00 per unit. Please reconcile your disclosure here with your "Purchase Option" disclosure on page 80, indicating a unit purchase price of $10.00. Please revise your page 80 disclosure to clearly state that the option is exercisable the later of the consummation of a business combination and six months from the date of this prospectus.

<u>Limited payments to insiders, page 12</u>

9.   You disclose that to the extent your insiders' out-of-pocket expenses exceed the amount of available proceeds not deposited in the trust account and the amount of interest income

from the trust account, such expenses would not be reimbursed unless you consummate an initial business combination. Please disclose whether you have a policy that prohibits your insiders from negotiating for the reimbursement of such expenses by a target business. If you do not have such a policy, please add a risk factor discussing the conflict of interest that this may cause in determining whether to enter into a particular business combination.

Stockholder approval of, or tender offer in connection with, initial business combination, page 13

10.   You disclose among other things, that unlike other blank check companies, you will have the flexibility to avoid a stockholder vote by allowing them to sell their shares pursuant to a tender offer compliant with the applicable tender offer rules. Please tell us the basis for this statement considering that disclosure in registration statements filed by other special acquisition vehicles appears to provide a similar flexibility. In addition, in an appropriate section of the filing please explain the material difference(s) between a shareholder's right to elect conversion of the shares at the time when the initial business combination will be subject to a shareholder's vote, and the shareholders' ability to sell their shares in a tender offer.

Proposed Business

Competitive strengths, page 49

11.   Please revise this disclosure to provide a presentation of your competitive weaknesses to balance the discussion of your competitive strengths. For example, it appears you should address your financial resources relative to those of your potential competitors.

Selection of a Target Business…, page 51

12.   Please revise to discuss whether your officers' and/or directors' retaining their positions following the initial business combination will be taken into consideration in evaluating a prospective target business.

Stockholder Approval of Business Combination, page 54

13.   You disclose that your decision whether to seek stockholder approval of a proposed business combination or allow stockholders to sell their shares to you in a tender offer will be based on a variety of factors, including whether the proposed transaction terms would otherwise require you to seek stockholder approval. Please revise to provide examples of the types of business combination transactions that you may consider and whether stockholder approval would be required under applicable state law for each such transaction.

Release of funds, page 62

14.   Please revise to quantify the estimated amount that you may need to pay your tax obligations and remaining interest needed for your working capital requirements that may be released to you.

Management, page 63

15.   Please revise to clarify that Jeffrey Raymond and Rebecca Irish are directors of the company. In this regard, we note that they have signed the registration statement also in their capacity as directors.

16.   Please revise to discuss with more specificity the experience, qualifications, attributes or skills that led to the conclusion that each director and director nominee should serve as a director. See Item 401(e)(1) of Regulation S-K.

Conflicts of Interest, page 67

17.   Please refer to your disclosure at the end of the first paragraph on page 68. Please revise to disclose the basis of your belief that the pre-existing fiduciary duties or contractual obligations of your officers and directors will not materially undermine your ability to complete an initial business combination transaction. Please also consider adding requisite risk factor disclosure to capture this potential conflict.

Warrant Solicitation Fee, page 85

18.   Please revise your disclosure to clarify whether the solicitation fee will be paid to Chardan Capital Markets, LLC in connection with the exercise of the public warrants issued in this offering, or any public warrant, including public warrants acquired in the open market following the effectiveness of the registration statement. Please disclose whether the solicitation fee will be paid in cash and whether there are any limits regarding the maximum fee payable.

Financial Statements for the Year Ended December 31, 2014

19.   You recognized a net loss of $78,807 in 2014. However, you disclose non-cash financing transactions for the issuance of common stock for expenses of $25,000 and expenses paid by related party and owed to stockholders of $105,000 in 2014 in your statements of cash flows. Please tell us whether these non-cash expenses were recognized as expenses in 2014. Please refer to ASC 225-10-S99-4.

Balance Sheet, page F-3

20.   We note your classification of notes and advances payable – related parties in current liabilities. In light of your disclosure on page F-10 that the notes are payable no later than the date of the consummation of an initial business combination, and given your disclosure throughout the filing that you have 18-24 months from the date of the Offering to complete a business combination before the Company will liquidate and dissolve, please tell us how you concluded that these are current liabilities. Refer to ASC 210-10-45.

Outside Back Cover Page of the Prospectus

21.   Please include the dealer prospectus delivery obligation on the outside back cover page as required by Item 502(b) of Regulation S-K.

You may contact David Irving at (202) 551-3321 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or Era Anagnosti at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti,

for Dieter King
Assistant Director

cc: Philip D. Forlenza, Esq.